

March 4, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Sandgate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

      Re: Sandgate Acquisition Corporation
              Amendment No.2 to Registration Statement on Form 10
              Filed February 20, 2013
              File No. 0-54830

Dear Mr. Cassidy:

      We reviewed the filing and have the comments below.

<u>Conflicts of Interest, page 26</u>

1.   Revise the second paragraph to reflect the current name of each registrant. For example,
Backgate Acquisition Corporation should now be referred to as JMJP Partners, Inc. and
Beachgate Acquisition Corporation as Essential Telecommunications, Inc.

<u>Financial Statements</u>

<u>General</u>

2.   We note you did not respond to comment four from our letter dated February 13, 2013.
Since you did not withdraw your Form 10 prior to it going automatically effective, you are
now subject to the reporting requirements of the Exchange Act. The Exchange Act requires
that you file Forms 10-K and 10-Q even if we still have open comments on your Form 10.
As previously requested, please immediately file your Form 10-Q for the most recent interim
period subsequent to July 31, 2012. Please refer to Rule 13a-13 of the Exchange Act and
General Instruction A to Form 10-Q.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director